UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.                                           ) *

GLOBETRAC INC.
(Name of Issuer)

shares of common stock, $0.001 par value per share
(Title of Class of Securities)

37958H 10 6
(CUSIP Number)

Mr. Gregory Pek 9 Tehran Street Merville Village, Paranaque City Metro Manila The Philippines (905) 336-1040
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.   [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page - 1

CUSIP No.        37958H 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Gregory Pek
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] Not applicable (b) [ ]
3.	SEC Use Only
4.	Sources of Funds (See Instructions) OO – Other (sale proceeds received)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] Not applicable
6.	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,083,010
8.	Shared Voting Power Nil
9.	Sole Dispositive Power 8,083,010
10.	Shared Dispositive Power Nil
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,083,010 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions) [ ] Not applicable
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) IN (individual)

Page - 2

Item 1.                      Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share, of GlobeTrac Inc., a Delaware corporation (“GlobeTrac”).  The principal executive office of GlobeTrac is located at 1100 Melville Street, Suite #610, Vancouver, British Columbia, V6E 4A6, Canada.

Item 2.                      Identity and Background

(a)	Gregory Pek
(b)	9 Tehran Street, Merville Village, Paranaque, Metro Manila, The Philippines
(c)	Self-employed businessman
(d)	During the last five years, Mr. Pek has not been convicted in a criminal proceeding.
(e)
During the last five years, Mr. Pek was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Pek is a citizen of Canada.

Item 3.                    Source and Amount of Funds or Other Consideration

Gregory Pek has an indirect beneficial interest in 8,083,010 shares of common stock in the capital of GlobeTrac, a decrease of 4,000,000 shares from Mr. Pek’s last filing.

On April 23, 2011, Mr. Pek sold 4,000,000 shares of common stock in a private transaction for a sale price of $0.00125 per share.  For the sale of his shares, Mr. Pek received US$5,000 as personal funds.

Item 4.      Purpose of Transaction

Gregory Pek sold the 4,000,000 shares as a personal investment and indirectly holds the remaining 8,083,010 shares in GlobeTrac as a personal investment.

Depending on market conditions and other factors, Mr. Pek may acquire additional securities of GlobeTrac as Mr. Pek deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with GlobeTrac or otherwise.  Mr. Pek also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

Page - 3

As of the date of this document, Mr. Pek does not have any plans or proposals that relate to or would result in:

(1)	the acquisition by any person of additional securities of GlobeTrac, or the disposition of securities of GlobeTrac;

(2)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving GlobeTrac or any of its subsidiaries;

(3)	a sale or transfer of a material amount of assets of GlobeTrac or any of its subsidiaries;

(4)	any change in the present board of directors or management of GlobeTrac including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(5)	any material change in the present capitalization of dividend policy of GlobeTrac;

(6)	any other material change in GlobeTrac’s business or corporate structure;

(7)	changes in GlobeTrac’s Articles of Incorporation or other actions that may impede an acquisition of control of GlobeTrac by any person;

(8)
a class of securities of GlobeTrac to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)	a class of equity securities of GlobeTrac becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10) any action similar to any of those enumerated above.

Item 5.      Interest in Securities of the Issuer

(a)	Gregory Pek is the beneficial owner of 8,083,010 shares of common stock of GlobeTrac. The shares represent an aggregate 8.5% of the issued and outstanding shares of common stock of GlobeTrac.

(b)	Gregory Pek holds the sole power to vote and to dispose of the 8,083,010 shares of common stock of GlobeTrac.

(c)	Gregory Pek has not effected any transaction in the common stock of GlobeTrac during the past 60 days, except as disclosed in this statement.

(d)	Not applicable.

(e)	Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Gregory Pek and any other person with respect to any securities of GlobeTrac, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7.      Materials to Be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gregory Pek
Dated: July 22, 2011	By:	Gregory Pek

Page - 4